Filed by ActivCard Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 13e-4(c) under the
Securities Exchange Act of 1934
Subject Company: ActivCard S.A.
Registration Statement No. 333-100067
Date: January 6, 2003

ActivCard Announces Launch of Exchange Offer to Effect Reincorporation

FREMONT, Calif. and SURESNES, France, Jan. 6—ActivCard S.A. (Nasdaq: ACTI; Nasdaq Europe: ACTI) and ActivCard Corp. today announced that ActivCard Corp. has launched its registered public exchange offer for the purpose of changing the domicile of the publicly listed company of the ActivCard® group of companies, currently ActivCard S.A., to the state of Delaware in the United States.

In the exchange offer, the holders of ActivCard S.A. securities are being asked to tender each ActivCard S.A. common share and each ActivCard S.A. American depositary share (“ADS”) they hold for one share of ActivCard Corp. common stock.

The exchange offer expires at 12:00 midnight, New York City time, on February 3, 2003. There are a number of conditions to the exchange offer, including at least 80% in the aggregate, of the outstanding ActivCard S.A. common shares and ADSs be validly tendered. If the exchange offer is completed, the ActivCard Corp. common stock will be listed on Nasdaq National Market and Nasdaq Europe under the symbol “ACTI”, replacing the ActivCard S.A. ADSs and common shares.

“We are very pleased to launch the exchange offer as we believe that a change of domicile to the United States will be advantageous to our business and our operations, as well as to our shareholders,” commented ActivCard Chief Executive Officer Steven Humphreys.

Copies of the exchange offer prospectus and related materials are being sent to each person named on the ActivCard S.A. security holder list. Other holders of ActivCard S.A. securities should be receiving information from their banks and financial institutions. In addition, holders of ActivCard S.A. securities may obtain information and copies of the exchange offer materials from the information agent, Innisfree M&A Incorporated at the following numbers: in the U.S. and Canada, call toll-free at 1-877-750-5836; in the European Union, call toll-free at 00-800-7710-9970; banks, brokers and others, call collect at 212-750-5833.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, single sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations — from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks related to the exchange offer identified in the registration statement on Form S-4 (file no. 333-100067) filed with the Securities and Exchange Commission (“SEC”). Actual results, events and performances may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

Additional Information

We have filed a registration statement, including a prospectus, and other related documents in connection with the exchange offer. We urge investors to read these documents because they contain important information applicable to ActivCard, the exchange offer and related matters. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.